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                                                    Filed by Cisco Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company: Cisco Systems, Inc.
                                                  Commission File No.: 000-18225

                   ACQUISITION OF ACTIVE VOICE CORPORATION Q&A

GENERAL Q&A

WHAT IS CISCO SYSTEMS, INC. ACQUIRING?

Cisco is acquiring Active Voice, Corp., a leading provider of IP-based Unified Messaging solutions for the enterprise and small/medium business customer.

WHAT IS IP-BASED UNIFIED MESSAGING?

Unified Messaging consolidates voicemail, e-mail, and fax messages on a single IP network, accessible independent of location, time or device. Unified Messaging (UM), a key component of Unified Communications (UC), is an important initiative for Cisco that paints a very compelling picture for the future of communications applications and supports our direction with the Architecture for Voice, Video, and Integrated Data (AVVID) for the corporate enterprise. Cisco also delivers UC solutions for the service provider market through its uOne software platform/technology.

WHY IS CISCO PURCHASING A UNIFIED MESSAGING COMPANY?

Cisco has a strong focus and commitment to delivering an end-to-end enterprise architecture for the convergence of voice, video and data through its AVVID initiative. As part of this effort, Cisco believes that applications will help drive the adoption of IP telephony, and unified messaging / unified communications play a key role in this adoption for enterprise customers. With the acquisition of Active Voice and its integration with Cisco CallManager, Cisco is setting the foundation for delivering true unified communications in the enterprise.

CISCO PURCHASED AMTEVA TECHNOLGIES OVER A YEAR AGO FOR UNIFIED MESSAGING PRODUCTS. WHY IS CISCO ACQUIRING A SECOND UNIFIED MESSAGING COMPANY?

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Cisco believes the unified messaging/unified communications market is a substantial opportunity and as the market for this technology matures, the requirements for various segments of the market will drive multiple solutions. With the purchase of Amteva, now known as the Unified Communications Software Business Unit, Cisco has built a strong focus and software platform for delivering unified communications for the service provider market. The Active Voice acquisition in conjunction with Cisco CallManager will give us a robust solution for enterprise customers.

WHAT IS UNIFIED COMMUNICATIONS AND HOW DOES IT DIFFER FROM UNIFIED MESSAGING?

Unified Messaging(UM) is a very important component of Unified Communications. Users of UM benefit from increased productivity by combining the ever increasing barrage of email, voice and fax messages into a single, common mailbox accessible by any devices (land-line or mobile phone, PC email client or Web browser) regardless of location, time or media type. Unified communications goes beyond unified messaging to offer real time notification and calling services, providing personalized inbound call screening so that users can determine when, how and by whom they chose to be reached sending others to their unified "in-box". Further, unified communications allows users to respond to an email, voice or fax message by calling the sender, communicating in real time so that the message can be placed into context of a live conversation with the message sender and immediately return to the target message and take action. The user can add voice on top of email or fax, email on top of voice or fax and send the response to an individual or list of recipients.

WHY HASN'T THE UNIFIED MESSAGING/UNIFIED COMMUNICATIONS MARKET TAKEN OFF?

One of the biggest obstacles to adoption has been interoperability with legacy PBX and voice mail systems and the transition to IP based communications. With the acquisition of Active Voice and its strength in integrating with traditional and IP based systems combined with Cisco's focus and expertise in IP, we believe that we are well positioned to help accelerate the UM/UC market. In addition, with different solutions designed to meet the specific needs of various market segments (uOne for service provider and Active Voice for enterprise), Cisco will deliver solutions to meet the needs of its various customers as the market continues to evolve.

WHAT HAPPENS TO UONE, THE PRODUCT ORIGINATING FROM THE AMTEVA ACQUISITION?

The Cisco uOne software platform is targeted towards the service provider market and will continue to deliver unified communications capabilities to that market. Cisco continues to view the service provider market as a growth opportunity and are continuing to focus in this area through UCSBU.

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WHAT HAPPENS TO CISCO'S UONE 5.0 E SOLUTION ANNOUNCED IN SEPTEMBER 2000 AND
TARGETED AT THE ENTERPRISE MARKET?

Cisco will offer customers a choice of either purchasing the uOne 5.0E product as a limited release with future migration options to the Active Voice enterprise version, or to purchase the Active Voice product with similar pricing and capabilities. Product comparison documents will be provided to these customers to help them make the choice.

WASN'T ACTIVE VOICE ONE OF CISCO'S AVVID ECOSYSTEM PARTNERS FOR DELIVERING UNIFIED MESSAGING CAPABILITIES TO THE ENTERPRISE MARKET?

Yes. Active Voice was one of Cisco's partners for the AVVID initiative that in conjunction with our CallManager software delivered unified messaging functionality to the enterprise. The Active Voice product has been very successful with Cisco enterprise customers, in particular those that have adopted AVVID.

HOW DOES THIS ACQUISITION AFFECT CISCO'S OTHER AVVID PARTNERS (INCLUDING THE UNIFIED MESSAGING PARTNERS)?

Cisco believes that the UM/UC market is large, and requires multiple, segment specific solutions. Our strategy is to deliver on customer needs both with our own solutions for those customers who want a single vendor offering and with partnered solutions that offer vertical market differentiation. Cisco will continue to support open industry application interface standards such as TAPI and JTAPI and will openly share these interfaces with external messaging partners.

IS SOFTWARE.COM, RECENTLY MERGED WITH PHONE.COM, A CISCO ECOSYSTEM PARTNER FOR
UC?

Yes. Software.com is an ecosystem partner for UCSBU related to the uOne software platform, focused on delivering UC to the service provider market.

WILL THE TWO COMPANIES CONTINUE TO WORK TOGETHER ON UC?

Yes, our acquisition of Active Voice is targeted at the enterprise market and Cisco's strategy for delivering UM/UC solutions to enterprise customers.

IS CISCO BECOMING AN APPLICATIONS PROVIDER?

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No, Cisco believes that the unified messaging market will evolve and become a part of a broader unified communications market. Cisco believes that voice mail and unified messaging need to be core components of an IP telephony and unified communications platform. The aggregation of these technologies into an underlying platform that interoperates with legacy equipment provide our customers with a clear migration path from legacy systems to a new-world IP infrastructure and will help accelerate the deployment of applications such as scheduling, directory services, VXML, etc., by providing 3rd party vendors with value-added integration capabilities. As such, Cisco's strategy continues to be to enable Internet-based applications and adding value to core IP networking technology. Cisco will continue to partner with application providers in order to provide robust, end-to-end solutions to its customers.

WHY DID CISCO CHOOSE ACTIVE VOICE?

Cisco believes that Active Voice was the best choice amongst IP-based Unified Messaging providers. Active Voice has best-in-class technology with proven reliability and scalability, an impressive customer base, strong engineering team, and close ties to Cisco's AVVID group. Customer demand has already driven sales of the Active Voice product through Cisco's enterprise and small/medium business units and the technology is unique in its level of integration to Cisco CallManager. In addition, Cisco and Active Voice have a strong-shared vision for fostering growth and innovation in IP telephony through protocol and standards driven telephony infrastructure. With its technology expertise, Active Voice will help accelerate the time to market for value added applications sitting on top of Cisco infrastructure and software platforms.

Culture. Both organizations share an entrepreneurial, customer-focused culture. Successful joint development and marketing efforts to date are clear indicators of culture fit between the two companies.

Shared vision. Cisco and Active Voice share the vision of enabling a spectrum of IP-based, standards-driven Unified Messaging products allowing access to voicemail, email, and fax over a single IP network independent of location, time or device.

Short term win.

o Successful product and architecture today that meets the requirements for our enterprise customers

o Instant time-to-market with a complete AVVID Cisco product solution for Unified Messaging.

Long term win.

o    Addition of engineering talent with strong unified messaging background

o Roadmap for an interoperable, end-to-end unified communications architecture for both enterprise and service provider customers

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Leadership. Active Voice is a leader in Unified Messaging solutions. Active
Voice has best-in-class technology with proven reliability and scalability, an impressive customer base, and strong engineering team.

Cisco evaluates all its acquisitions using five key factors, namely, culture, shared vision, short term win, long term win and leadership. The Active Voice acquisition fits these criteria well.

WILL THE ACQUISITION BE IMPACTED BY THE LACK OF GEOGRAPHIC PROXIMITY?

We believe that one key to making acquisitions successful is to effectively integrate acquired organizations on a cultural level, i.e. to make sure they understand the Cisco culture and the way it operates. Although this cultural integration is facilitated by geographic proximity, it is possible to achieve this through other creative means. Active Voice has a proven track record of partnering with Cisco business units and has very strong culture and vision fit with Cisco that was apparent from day one. We believe that we will be able to effectively integrate Active Voice into Cisco on a cultural level. Seattle, WA, is also an area characterized by strong technology companies and a presence in WA will benefit Cisco.

WHY DID CISCO HAVE TO ACQUIRE ACTIVE VOICE?

Cisco has a strong focus in delivering an end-to-end architecture for the convergence of voice, video and data. And we believe that applications will help drive the adoption of IP telephony. Also, our customers and partners desire a seamless network infrastructure to provide value- added services to their customers. By acquiring Active Voice, Cisco can focus on a technology direction that allows our enterprise customers to quickly enable those services. In addition, Unified Messaging evolving to unified communications is a required functionality for enterprise IP telephony, and Active Voice will significantly enhance Cisco's time-to-market in this area. With Active Voice, Cisco provides a standards-based interface for our enterprise customers and partners. The acquisition of Active Voice in conjunction with Cisco CallManager, brings Cisco a step closer to delivering unified communications to enterprise customers.

Cisco already has a strong unified communications offering for the service provider market through its uOne platform and now is enhancing and expanding its technology solution for the enterprise market with the acquisition of Active Voice.

WHY DIDN'T CISCO ACQUIRE SOME OTHER UNIFIED MESSAGING COMPANY?

Cisco evaluated a number of companies. Based on this evaluation, we believe that the other products in the market were either not as good a fit with the Cisco strategy or were not as reliable and scalable as the Active Voice solution.

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Active Voice has the strongest suite of products that cater to the enterprise and small/medium business market segments. In joint development partnerships with Cisco business units, Active Voice executed smoothly and proved to be a well-run company with great engineering talent. In addition, the chemistry between Cisco and Active Voice management and the shared vision of the teams makes this a particularly compelling combination.

ARE CISCO AND ACTIVE VOICE GOING TO INTEROPERATE WITH LEGACY VOICE EQUIPMENT?

Cisco strives to meet the needs of our customers as data and voice networks and applications converge. We anticipate that as part of our Unified Messaging/unified communications strategy we will continue to work with our partners to provide our customers with interoperability with traditional PBX systems and a migration path from legacy equipment to New World infrastructure. Active Voice solutions support both traditional telephony and IP telephony systems, providing a seamless migration path to IP networks.

WHAT PRODUCTS DOES ACTIVE VOICE OFFER?

Active Voice offers two product suites called Unity Enterprise and Unity Connections. The Unity line is a set of IP-based messaging services that currently enables the following integrated unified messaging capabilities: voice messaging over IP, fax messaging over IP, and e-mail messaging. These products work with legacy systems and interface with any fax machine, wireline or wireless phone, and communicate over the IP network to standards-based directories. Unity is highly flexible with extensive options for web-based management as well web-based personal administration by subscribers. Unity and its comprehensive offerings bridge legacy telephony and New World IP infrastructures. The same functionality available on a personal computer is available with a telephone whether wireless, fixed, or IP. Cisco will integrate Unity functionality with the Cisco CallManager and enable a turnkey solution that integrates with existing enterprise email systems.

Active Voice also offers a suite of legacy voicemail applications. These legacy applications do not fit into Cisco's AVVID New World infrastructure strategy, and therefore the legacy business will be spun-off into a self-operating entity.

HOW DOES ACTIVE VOICE FIT INTO THE CISCO AVVID ARCHITECTURE?

Active Voice fits directly into the Cisco AVVID family of solutions as the Unified Messaging product offering. The Unity product offerings will provide IP-based Unified Messaging and IP-based Voice Messaging for the Cisco CallManager and associated hardware for both the enterprise and small/medium business segments.

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WHO WILL OWN THE INTELLECTUAL PROPERTY RIGHTS CREATED TO DATE BY ACTIVE VOICE?

Cisco will own all the intellectual property rights of Active Voice following the acquisition, but will license non-Unity related intellectual property to the legacy spin-off.

HOW DOES ACTIVE VOICE RELATE TO THE OTHER ACQUISITIONS THAT CISCO HAS MADE IN THE VOICE AREA, FOR EXAMPLE AMTEVA, GEOTEL, AND SELSIUS?

Active Voice is an enterprise-targeted acquisition that provides IP-based unified messaging technology to enable easy access to voicemail, email, and fax messages independent of location, time, or device. The combination of the products from the Active Voice, Amteva, Geotel, and Selsius acquisitions will significantly enhance Cisco's time to market in delivering a turnkey solution to provide voice services and advanced telephony functionality to all customers.

Amteva is now part of Cisco's Internet Communications Software Group (ICSG) and its uOne software platform delivers IP-based unified communications solutions for the service provider market.

The GeoTel acquisition is also part of Cisco ICSG and provides call routing technology based on dynamically changing routing criteria appropriate for call centers.

Selsius, now part of Cisco's Enterprise line of business is directed towards the campus and branch office voice markets for telephony. It provides IP technology for call processing and control for voice calls that are carried over the packet switched IP data networks.

WILL CISCO SELL THE ACTIVE VOICE PRODUCTS AS THEY EXIST NOW?

Yes. Cisco will continue to sell Active Voice Unity products as they exist today.

WHAT ARE THE BENEFITS TO CUSTOMERS FROM CISCO'S ACQUISITION OF ACTIVE VOICE?

With the acquisition of Active Voice, Cisco is furthering its commitment to delivering best-in-class software solutions to market that will help accelerate the adoption and transition to IP telephony utilizing interoperability with legacy equipment. In addition, we will deliver various solutions to market to address the different needs of our enterprise and service provider customers.

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WHO ARE THE KEY ACTIVE VOICE COMPETITORS AND HOW DO THEY COMPARE WITH ACTIVE
VOICE?

Other Unified Messaging technology providers include Lucent/Avaya, Nortel and KeyVoice.

All of these companies are focused primarily on legacy telephony/TDM networks. Active Voice/Unity is the only product designed with New World IP infrastructure in mind from product conception. Unity helps migrate customers from a legacy-based environment to IP.

HOW IS CISCO/ACTIVE VOICE UNIFIED MESSAGING FUNCTIONALITY COMPETITIVE WITH EXISTING SOLUTIONS FROM VENDORS SUCH AS LUCENT (OCTEL) AND NORTEL?

 Both Nortel and Lucent are focused primarily on legacy telephony/TDM networks. Cisco/Active Voice Unity is the only product designed with the New world IP infrastructure in mind from product conception. In addition, Unity helps customers migrate from a legacy environment to IP.

WHO ARE SOME OF ACTIVE VOICE' KEY CUSTOMERS?

Active Voice has a strong international customer base of over 100,000 voice messaging, computer telephony and unified systems in over 60 countries. Some key customers include Aether Systems, CF Bean, C&S Machine Products, Holy Cross College, PHT Clinical Networks, and TECO-Westinghouse Motor Company.

SINCE ACTIVE VOICE WAS A CISCO AVVID PARTNER ARE THERE ANY JOINT CUSTOMERS?

Active Voice and Cisco AVVID have participated in several enterprise deployments this year, i.e. a large Federal armed services division, a healthcare provider group, and an Internet services company.

WILL CISCO BE MAKING MORE ACQUISITIONS TO FILL OUT ITS PRODUCT PORTFOLIO IN THE UNIFIED COMMUNICATIONS AREA?

We will evaluate acquisitions opportunities on a case-by-case basis as they arise. As always, if we find it makes more sense to fill a critical need by acquiring instead of building the technology ourselves, we will not hesitate to make more acquisitions in this or any other area.

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Q&AS RELATING TO FUTURE INTEGRATION PLANS

WHAT WERE THE TERMS OF THE DEAL?

Cisco will pay approximately $266M in stock for Active Voice's Unity operations. Cisco will also pay approximately $30 million in stock for Active Voice's legacy voicemail solutions which will be sold after the closing to a newly formed entity comprised of former Active Voice employees for $30 million. The purchase price will be shared by all Active Voice securityholders. As of November 9, 2000, there were approximately 14.8 million shares of Active Voice outstanding on a fully diluted basis.

WHO ARE THE CURRENT OWNERS OF ACTIVE VOICE?

There are no major corporate owners of Active Voice, only insiders and other significant individual owners.

WHEN WILL THE DEAL CLOSE?

We expect the deal to close in Cisco Q2 FY01.

WHAT IS THE FINANCIAL IMPACT TO CISCO?

Based on initial projections, the deal will be neutral to slightly accretive.

WHAT IS ACTIVE VOICE' CURRENT REVENUE RUN-RATE?

Active Voice is a public company and as such information can be obtained through their public filings.

WHAT IS THE BREAKDOWN OF REVENUES FOR THE UNITY PRODUCT?

Cisco does not comment on the revenue breakdown by product lines for companies we acquire.

WHAT APPROVALS ARE REQUIRED?

An S-4 filing, proxy statement, and an HSR filing are required.

WHY WASN'T POOLING ACCOUNTING USED FOR THIS DEAL?

This transaction did not satisfy all the requirements for pool accounting.

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WAS CISCO IN A BIDDING SITUATION?

No.

WAS CISCO OR ACTIVE VOICE REPRESENTED BY BANKERS?

Active Voice was represented by William Blair &Company. Cisco was represented by Thomas Weisel Partners.

IS ACTIVE VOICE CURRENTLY INVOLVED IN ANY LEGAL OR PATENT DISPUTES?

Active Voice is not involved in any patent disputes. Active Voice has a few pending Y2K lawsuits.

Q&AS RELATING TO FUTURE INTEGRATION PLANS

WILL THERE BE ANY LAYOFFS AT ACTIVE VOICE?

We are acquiring both technology and skilled employees related to the Unity product line. As discussed earlier, employees related to the Legacy business will be transferred to a self-operating entity.

WILL CISCO MOVE ACTIVE VOICE OUT OF SEATTLE, WA?

Active Voice will remain in Seattle, WA.

WHERE WILL ACTIVE VOICE FIT INTO THE CISCO ORGANIZATION?

The Active Voice organization will form a new business unit reporting into David Kirk, Sr. Vice President ICSG, as part of Cisco's Internet Communications Software Group (ICSG).

WILL FRANK COSTA CONTINUE TO LEAD HIS TEAM AND HEAD UP THE NEW BU AT CISCO?

No. Frank Costa will run the independent spin-off company. Kevin Chestnut will run the Active Voice team within Cisco.

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SINCE ACTIVE VOICE IS A CISCO AVVID PARTNER WHY ISN'T THIS ACQUISITION UNDER
CISCO'S ENTERPRISE LINE OF BUSINESS?

With Cisco's announcement of its new Internet Communications Software Group
(ICSG) in May 2000, it is beginning to consolidate its software platform initiatives under one group.

Q&AS RELATING TO EXISTING ACTIVE VOICE CUSTOMERS /PARTNERS/MARKETS

WHO WILL SUPPORT ACTIVE VOICE' EXISTING UNITY CUSTOMER BASE?

Cisco will support the existing Active Voice customer base, using the Active Voice support organization initially and gradually integrating this work into the Cisco support organization.

WILL CISCO CONTINUE TO SUPPORT ACTIVE VOICE EXISTING UNITY CHANNELS?

Yes.

WILL CISCO CONTINUE TO WORK WITH ACTIVE VOICE PARTNERS/OEMS SUCH AS ALCATEL AND OTHERS?

Cisco will continue to meet the contractual obligations of the retained Unity-related business's customers and partners.

                                     * * * *

This report may contain projections or other forward-looking statements regarding future events or the future financial performance of Cisco that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K, 8-K, and 10-Q, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including risks associated with acquisition strategy, dependence on new product offerings, competition, patents, intellectual property and licensing, future growth, rapid technological and market change, manufacturing and sourcing risks, Internet infrastructure and regulation, international operations, volatility of stock price, financial risk management, and potential volatility in operating results, among others.

Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. or its affiliates in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners. Copyright(C)2000 Cisco Systems, Inc. All rights reserved.

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                                     * * * *

Cisco plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Active Voice Corporation ("Active Voice") expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Cisco, Active Voice, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Cisco and Active Voice file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Cisco and Active Voice at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Cisco's and Active Voice's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.

                       INFORMATION CONCERNING PARTICIPANTS

Active Voice, its directors, executive officers and certain members of management and employees may be soliciting proxies from Active Voice's stockholders in favor of the adoption of the merger agreement. Information concerning Active Voice's participants in the solicitation is set forth in its Proxy Statement for its 2000 Annual Meeting of Stockholders. In addition, Cisco and certain employees of Cisco, including Ammar Hanafi, Art Rangel and Eugene Lee, may be deemed to have participated in the solicitation of proxies from Active Voice's stockholders in favor of the adoption of the merger agreement. Information concerning Cisco's directors and executive officers is set forth in Cisco's Proxy Statement for its 2000 Annual Meeting of Shareholders. Messrs. Hanafi, Rangel and Lee are Vice Presidents of Cisco.

            BENEFITS OF MERGER TO ACTIVE VOICE OFFICERS AND DIRECTORS

Officers and directors of Active Voice will receive accelerated vesting of their stock options in connection with the merger. A description of these benefits is contained in the Active Voice Proxy Statement for its 2000 Annual Meeting of Stockholders. In addition, certain officers of Active Voice, as a condition to the closing of the merger, will enter into employment and non-competition agreements with Cisco that will become effective upon completion of the merger. Certain officers of Active Voice will receive bonuses as a result of the merger. A description of the employment agreements and bonuses will be contained in the Registration Statement and the Proxy Statement/Prospectus under the caption "Interests of Active Voice Directors, Officers and Affiliates in the Merger." In addition certain officers and directors of Active Voice will purchase certain assets from Active Voice and receive certain payments relating thereto following the closing of the Merger. A description of this transaction will also be set forth in the Proxy Statement/Prospectus.